UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either* placing an order with a broker to execute sale or executing a sale directly with a market maker.
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SEC USE ONLY

DOCUMENT SEQUENCE NO.


CUSIP NUMBER

1 (a) NAME OF ISSUER (Please type or print)
Forum Energy Technologies, Inc.
(b) IRS IDENT. NO.
611488595
(c) S.E.C. FILE NO.
00135504

WORK LOCATION

1 (d) ADDRESS OF ISSUER
10344 Sam Houston Park Drive, Suite 300,
Houston, TX 77064
STREET

CITY

STATE

ZIP CODE







(e) TELEPHONE NO.





AREA CODE
281
NUMBER
949-2500
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES
ARE TO BE SOLD
Terence M. O'Toole (1)

(b)	RELATIONSHIP TO
ISSUER
Former Director
(c)	ADDRESS STREET
c/o Tinicum Inc., 800
Third Avenue, 40th
Floor
CITY
New York
STATE
NY
ZIP CODE
10022
INSTRUCTION: The person filing this notice should contact the issuer to* obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a)
(b)
SEC USE ONLY
(c)
(d)
(e)
(f)
(g)
Title of the
Class of
Securities
To Be Sold
Name and Address of Each Broker Through Whom the
Securities are to be Offered or Each Market Maker who is Acquiring the Securities
Broker-Dealer
File Number
Number of Shares
or Other Units
To Be Sold
(See instr. 3(c))
Aggregate
Market
Value
(See instr. 3(d))
Number of Shares
or Other Units
Outstanding
(See instr. 3(e))
Approximate
Date of Sale
(See instr. 3(f))
(MO. DAY YR.)
Name of Each
Securities
Exchange
(See instr. 3(g))
Common Stock
Goldman Sachs & Co. LLC, 200 West Street, New
York, NY 10282


86,524
39,801
as of 05 08 2020
110,513,000
05 13 2020 (2)
NYSE
















INSTRUCTIONS:
1. (a) 	Name of issuer
(b)	Issuer?s I.R.S. Identification Number
(c)	Issuer?s S.E.C. file number, if any
(d)	Issuer?s address, including zip code
(e)	Issuer?s telephone number, including area code
2. (a)	Name of person for whose account the securities are to be sold
(b)	Such person?s relationship to the issuer (e.g., officer, director, 10%
stockholder, or member of immediate family of any of the foregoing)
(c)	Such person?s address, including zip code
3. (a)	Title of the class of securities to be sold
(b)	Name and address of each broker through whom the securities are intended*
to be sold
(c)	Number of shares or other units to be sold (if debt securities, give the*
aggregate face amount)
(d)	Aggregate market value of the securities to be sold as of a specified*
date within 10 days prior to the filing of this notice
(e)	Number of shares or other units of the class outstanding, or if debt*
securities the face amount thereof outstanding, as shown
by the most recent report or statement published by the issuer
(f)	Approximate date on which the securities are to be sold
(g)	Name of each securities exchange, if any, on which the securities are*
intended to be sold Potential persons who are to respond to the collection of* information contained in this form are not required to respond unless the* form displays a currently valid OMB control number.


TABLE I ?? SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the* securities to be sold and with respect to the payment of all or any part of* the purchase price or other consideration therefor:
Title of
the Class
Date you
Acquired
Nature of Acquisition Transaction
Name of Person from Whom Acquired
(If gift, also give date donor acquired)
Amount of
Securities Acquired
Date of
Payment
Nature of Payment
Common Stock
05 18 2012
to 02 15
2019
Director Shares
Forum Energy Technologies, Inc.
66,519.00
N/A
N/A
Common Stock
02 20 2015
to 02 19
2016
Restricted Share Units
Forum Energy Technologies, Inc.
20,005.00
N/A
N/A




























INSTRUCTIONS:	If the securities were purchased and full payment therefor was*
not made in cash at the time of purchase, explain in the table or in a note* thereto the nature of the consideration given. If the consideration consisted* of any note or other obligation, or if payment was made in installments* describe the arrangement and state when the note or other obligation was* discharged in full or the last installment paid.
TABLE II ?? SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold* during the past 3 months by the person for whose account the securities are*
to be sold.
Name and Address of Seller
Title of Securities Sold
Date of Sale
Amount of
Securities Sold
Gross Proceeds
N/A
N/A
N/A
0.00
N/A




















REMARKS: (1) Terence M. O'Toole ("Mr. O'Toole") was the co-managing member of Tinicum Lantern III, the manager of Tinicum FET, LLC. Tinicum FET, LLC owns 2,666,666 shares of common stock of the Issuer. Tinicum FET, LLC has filed a* separate Form 144 reporting its proposed sale of securities pursuant to*
Rule 144. Mr. O'Toole disclaims beneficial ownership of the shares directly* held by Tinicum FET, LLC, except to the extent of his pecuniary interest* therein, if any, and this disclosure shall not be deemed an admission that* Mr. O'Toole is the beneficial owner of any of such shares.
(2) Sales are anticipated to occur over a reasonable time period after the* placement of the order, which is expected to be May 13, 2020 as listed in*
section 3(f).
INSTRUCTIONS:
See the definition of ?person? in paragraph (a) of Rule 144. Information is* to be given not only as to the person for whose account the securities are* to be sold but also as to all other persons included in that definition.*
In addition, information shall be given as to sales by all persons whose* sales are required by paragraph (e) of Rule 144 to be aggregated with sales* for the account of the person filing this notice.
ATTENTION: T[he person for whose account the securities to which this notice* relates are to be sold hereby represents by signing this notice that he does* not know any material adverse information in regard to the current and* prospective operations of the Issuer of the securities to be sold which has* not been publicly disclosed. If such person has adopted a written trading* plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange* Act, by signing the form and indicating the date that the plan was adopted* or the instruction given, that person makes such representation as of the* plan adoption or instruction date.
05/13/2020
/s/ Terence M. O'Toole
DATE OF NOTICE	(SIGNATURE)

     The notice shall be signed by the person for whose account the* securities are to be sold. At least one copy of the notice shall be manually* signed. Any copies not manually signed shall bear typed or printed signatures. DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal* Criminal Violations (See 18 U.S.C. 1001)


SEC 1147 (08-07)


SEC 1147 (02-08)